# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sera Prognostics, Inc., CIK 0001534969
CUSIP: 81749D107
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2749 E. PARLEYS WAY, Suite 200, Salt Lake City, Utah (UT), 84109
Date of event which requires filing of this statement: 02/11/2025
Filed by CIK 0001590232
Persons authorized to receive notices and communications: Shalom Leaf, Esq., 825 West End Avenue, 8A, New York, New York (NY), 10025, (917) 922-8719

## Reporting persons
- Chione Ltd. (CIK 0001590232): type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); source of funds: working capital (WC); sole voting power 0; shared voting power 2,605,351; sole dispositive power 0; shared dispositive power 2,605,351; aggregate amount beneficially owned 2,605,351 (7.6% of the class)
- Marcin Czernik: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Poland (R9); source of funds: working capital (WC); sole voting power 0; shared voting power 2,605,351; sole dispositive power 0; shared dispositive power 2,605,351; aggregate amount beneficially owned 2,605,351 (7.6% of the class)
- Andreas Hadjimichael: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Cyprus (G4); source of funds: working capital (WC); sole voting power 0; shared voting power 2,605,351; sole dispositive power 0; shared dispositive power 2,605,351; aggregate amount beneficially owned 2,605,351 (7.6% of the class)
- Anastasis Nikolaou: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Cyprus (G4); source of funds: working capital (WC); sole voting power 0; shared voting power 2,605,351; sole dispositive power 0; shared dispositive power 2,605,351; aggregate amount beneficially owned 2,605,351 (7.6% of the class)
- Wiaczeslaw Smolokowski: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Cyprus (G4); source of funds: working capital (WC); sole voting power 0; shared voting power 2,605,351; sole dispositive power 0; shared dispositive power 2,605,351; aggregate amount beneficially owned 2,605,351 (7.6% of the class)

## Item 1. Security and Issuer
Name of issuer: Sera Prognostics, Inc.
Address of issuer's principal executive offices: 2749 E. PARLEYS WAY, Suite 200, Salt Lake City, Utah (UT), 84109
Comment:
Explanatory Note

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on July 26, 2021 by each of the following persons (collectively, the "Reporting Persons"): (i) Chione Ltd. ("Chione"), (ii) Marcin Czernik, (iii) Andreas Hadjimichael, (iv) Anastasis Nikolaou, and (v) Wiaczeslaw Smolokowski.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons beneficially own 2,605,351 shares of the Class A Common Stock or approximately 7.6% of the outstanding Class A Common Stock, based on 34,024,950 shares of Class A Common Stock issued and outstanding as of February 11, 2025, according to the Issuer's prospectus, dated such date, assuming no exercise of the underwriters' over-allotment option in connection with the Issuer's public offering. The shares beneficially owned by the Reporting Persons represent 7.4% of the Issuer's outstanding Common Stock, including its outstanding Class B Common Stock. These shares of Class A Common Stock are held by Chione, except for 208,666 shares underlying warrants held by Chione, All such shares are beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: Chione, Chione's directors, Marcin Czernik, Andreas Hadjimichael and Anastasis Nikolaou, and its sole stockholder, Wiaczeslaw Smolokowski, may be deemed to share voting and investment power and beneficial ownership of the 2,605,351 shares of Class A Common Stock. Each of such directors and stockholder disclaims such voting and investment power and beneficial ownership.
Transactions in the class effected during the past sixty days: On February 12, 2025, Chione closed on the acquisition of 625,000 shares of Class A Common Stock from the underwriters in the Issuer's public offering, which closed on February 11, 2025. The shares were acquired at the public offering price of $4.00 per share, or an aggregate purchase price of $2.5 million, The purchase price was paid out of Chione's working capital. The Reporting Persons have not effected any other transactions in the Common Stock of the Company during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 24.1 - Power of Attorney, dated February 13, 2025, made by Marcin Czernik and Chione Ltd. in favor of Shalom Leaf

Exhibit 24.2 - Power of Attorney, dated February 13, 2025, made by Andreas Hadjimichael and Chione Ltd. in favor of Shalom Leaf

Exhibit 24.3 - Power of Attorney, dated February 13, 2025, made by Anastasis Nikolaou and Chione Ltd. in favor of Shalom Leaf

Exhibit 24.4 - Power of Attorney, dated February 13, 2025, made by Wiaczeslaw Smolokowski in favor of Shalom Leaf

Exhibit 99.1 Joint Filing Agreement, dated July 26, 2021, among the Reporting Persons (incorporated by reference to the corresponding exhibit to the Schedule 13D filed on behalf of the Reporting Persons, dated July 26, 2021)

## Signatures
- Chione Ltd.: /s/ Shalom Leaf, as attorney-in-fact, Shalom Leaf, as attorney-in-fact (02/14/2025)
- Marcin Czernik: /s/ Shalom Leaf, as attorney-in-fact, Shalom Leaf, as attorney-in-fact (02/14/2025)
- Andreas Hadjimichael: /s/ Shalom Leaf, as attorney-in-fact, Shalom Leaf, as attorney-in-fact (02/14/2025)
- Anastasis Nikolaou: /s/ Shalom Leaf, as attorney-in-fact, Shalom Leaf, as attorney-in-fact (02/14/2025)
- Wiaczeslaw Smolokowski: /s/ Shalom Leaf, as attorney-in-fact, Shalom Leaf, as attorney-in-fact (02/14/2025)